SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLOBAL SHIP LEASE, INC. (Formerly known as GSL Holdings, Inc.)

(Name of Issuer)

Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y2183105

(CUSIP Number)

CMA CGM S.A.

4, quai d’Arenc

Marseille Cedex 02 13235

+33 (0) 4 88 91 90 00

Attn: Jean-Yves Schapiro

With copy to:

Watson, Farley & Williams (New York) LLP

100 Park Avenue

New York, New York 10017

(212) 922-2200

Attn: Antonios C. Backos, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2008

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

* Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act by shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.	Y27183105	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON CMA CGM S.A. I.R.S. No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 11,235,550 (1)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 11,235,550 (1)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,235,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 8,103,650 Class A common shares, par value $0.01 per share, of the Issuer held by CMA CGM S.A., and (ii) 3,131,900 Class A common shares of the Issuer underlying warrants held by CMA CGM S.A. that are exercisable until their expiration on September 1, 2013.
(2)	See Item 5(a).

CUSIP NO.	Y27183105	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. identification nos. of above persons (entities only) Jacques R. Saadé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 11,235,550 (1)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 11,235,550 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,235,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.9% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Common shares held by CMA CGM S.A., a French company controlled by Mr. Saadé.
(2)	See Item 5(a).

Item 1.	Security and Issuer.

The Reporting Persons (as defined below) hereby submit this statement on Schedule 13D, filed with the Securities and Exchange Commission (the “Commission”) that relates to the class A common shares, $0.01 par value (the “Class A Common Shares”), of Global Ship Lease, Inc., a Marshall Islands corporation (the “Issuer”). The Issuer’s principal executive offices are located at 10 Greycoat Place, London SW1P 1SP, United Kingdom.

Item 2.	Identity and Background.

(a) The names of the reporting persons are CMA CGM S.A. (“CMA CGM”) and Mr. Jacques R. Saadé (hereinafter referred to as the “Reporting Persons”). A copy of their agreement in writing to file this Schedule 13D on behalf of each of them is attached hereto as Exhibit A. CMA CGM is incorporated under the laws of France. Mr. Saadé is the Chairman of the Board and controlling shareholder of CMA CGM.

(b) The business address for the Reporting Persons is 4, quai d’Arenc, Marseille Cedex 02 13235.

(c) Mr. Jacques R. Saadé is the Chairman of the Board of Directors of CMA CGM. Each of Farid T. Salem, Group Chief Executive Vice-President; Alain Wils, Chief Executive Vice President; and Rodolphe Saadé, Chief Executive Vice-President, are members of the Board of Directors and executive officers of CMA CGM. Kevork Hekiman, Executive Vice-President for Procurement, Ports & Terminals, Fleet Technical Management; Jean-Yves Schapiro, Executive Vice-President for Finance & Control; Raja Sarkis, Executive Vice-President for Projects, Acquisitions & Banks Relations; and Franck J. Baragona, President of CMA CGM America, are also executive officers of CMA CGM. With the exception of Franck Baragona, the address for all these individuals is 4, quai d’Arenc, Marseille Cedex 02 13235. Franck Baragona is located at 5701 Lake Wright Drive, Norfolk, Virginia 23502.

(d) During the last five years, none of the individuals referenced in (c) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the individuals referenced in (c) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The individuals referenced in (c) have French citizenship, with the exception of Franck Baragona who has US citizenship.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the terms of the Agreement and Plan of Merger, dated as of March 21, 2008, as amended on March 21, 2008, July 3, 2008 and July 23, 2008, by and among Marathon Acquisition Corp. (“Marathon”), GSL Holdings, Inc., CMA CGM and Global Ship Lease, Inc. (the “Merger Agreement”), at the closing of the Merger (as defined below), all of the then-existing shares in Global Ship Lease, Inc., CMA CGM’s subsidiary, were cancelled and CMA CGM received as consideration 6,778,650 Class A Common Shares and 3,934,050 Class B common shares and 12,375,000 Class C common shares, each of the Issuer that are convertible into Class A Common Shares and vote as a single class with the Class A Common Shares, as well as 1,000 Series A preferred shares of the Issuer and $18,570,135 in cash. The merger (the “Merger”) of Marathon and Global Ship Lease, Inc. with and into the Issuer (which was subsequently renamed Global Ship Lease, Inc.) as contemplated by the Merger Agreement was completed on August 14, 2008 (the “Effective Time”).

Pursuant to the terms of the Assignment and Acceptance Agreements, dated as of August 11, 2008, by and between Marathon and CMA CGM (the “Assignments”), CMA CGM was assigned the right to acquire,

and acquired on August 14, 2008 in private transactions, 1,325,000 shares of Class A Common Shares (the “Purchased Shares”) for a total purchase price of $10,513,875. CMA CGM agreed to purchase such Class A Common Shares following Marathon’s entry on August 11, 2008 into privately negotiated agreements with Drawbridge DSO Securities LLC and Fir Tree SPAC Holdings 1, LLC to purchase, subject to and contemporaneously with the closing of the Merger, 4,436,620 additional common shares of Marathon. Pursuant to the Assignments, the Purchased Shares are not governed by the terms of the Stockholders Agreement and the Issuer agreed to include the Purchased Shares as CMA CGM shares to be covered under the Registration Rights Agreement (both agreements, as defined below). CMA CGM utilized a portion of the cash consideration it received in the Merger to fund the acquisition price of the Purchased Shares.

Item 4.	Purpose of Transaction.

CMA CGM acquired the securities in the Issuer for investment purposes, except as stated herein. Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons expect to review on a continuing basis their holdings of securities in the Issuer and subject to the terms of the Stockholders Agreement, dated as of August 14, 2008, by and among the Issuer, CMA CGM, and Marathon Founders, LLC (the “Stockholders Agreement”), reserve the right to change their plans or intentions and to take any and all actions that they deem appropriate, which actions may include from time to time, the acquisition or disposition of additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise, and the formulation of other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, CMA CGM owns 8,103,650 Class A Common Shares and warrants that are exercisable for 3,131,900 Class A Common Shares, which represent an aggregate of approximately 30.9 % of the issued and outstanding Class A Common Shares. Mr. Jacques R. Saadé may be deemed the beneficial owner of the Class A Common Shares owned by CMA CGM.

(b) CMA CGM has sole voting power and dispositive power of all Class A Common Shares it owns, subject to the restrictions of the Stockholders Agreement. Mr. Saadé has the sole power to vote or direct the vote of 0 Class A Common Shares; has the shared power to vote to direct the vote of all of the Class A Common Shares owned by CMA CGM; has the sole power to dispose or direct the disposition of 0 Class A Common Shares; and has the shared power to dispose or direct the disposition of all the Class A Common Shares owned by CMA CGM.

(c) On August 14, 2008, CMA CGM acquired 8,103,650 Class A Common Shares as a result of the closing of the Merger under the Merger Agreement. As described in Item 3 of the Schedule 13D above, CMA CGM also acquired on August 14, 2008 the Purchased Shares at a price of $7.935 per share in private transactions from former shareholders of Marathon for an aggregate total purchase price of $10,513,875.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by the instruments included as exhibits to this Schedule 13D.

CLASS A WARRANTS

In connection with Merger Agreement, CMA CGM received warrants to acquire 3,131,900 Class A Common Shares of the Issuer. At the Effective Time, the Issuer entered into a Class A Warrant Agreement with CMA CGM and Marathon Founders, LLC and certain outside directors of Marathon. Each Class A warrant entitles the registered holder to purchase one Class A Common Share at a price of $9.25 per share, subject to adjustment as discussed below. The warrants became exercisable upon issuance in the Merger and will expire on September 1, 2013. The exercise price and number of Class A Common Shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or the Issuer’s recapitalization, reorganization, merger or consolidation.

CLASS B AND C SHARES

The rights of the Class B common shares and the Class C common shares of the Issuer are set out in the Issuer’s Amended and Restated Articles of Incorporation (the “Articles”) that became effective as of the Effective Time.

Dividends. Subject to any adjustment due to a liquidation event, Class B common shares will receive the same dividends per quarter, per share as Class A Common Shares. Class C common shares will not receive any dividend. The Issuer will pay dividends on the Class A Common Shares and Class B common shares from operating surplus, if any, for any quarter, in the following manner: first, 100% to all Class A Common Shares, pro rata, until each outstanding common share has been paid an amount equal to the applicable base dividend for that quarter; second, 100% to all Class A Common Shares, pro rata, until they have received any unpaid arrearages in the base dividend for prior quarters during the subordination period (as discussed below); third, 100% to all Class B common shares, pro rata, until each outstanding Class B common share has been paid an amount equal to the applicable base dividend for that quarter; after that, 100% to all Class A and Class B common shares, pro rata, as if they were a single class.

Liquidation Preference. Subject to the rights of any outstanding preferred shares, liquidating dividends shall be paid, pro rata, to the Class A Common Shares and the Class B common shares. No liquidating dividends shall be paid to the Class C common shares.

Conversion. The outstanding Class B common shares will convert to Class A Common Shares on a one-for-one basis after the expiration of a subordination period, which will extend until the first day after the quarter ending June 30, 2011, provided that the conditions precedent set forth in the Articles are met. The outstanding Class C common shares will convert to Class A Common Shares on a one-for-one basis on January 1, 2009 or upon a change of control (as defined in the Articles) of the Issuer, whichever is earlier.

Voting. Class B common shares and Class C common shares shall have one vote and shall vote as a single class with Class A Common Shares; provided, that any proposed amendment of the Articles, including any amendment of the Articles (or any successor articles of incorporation) made pursuant to the terms of any merger, consolidation or similar transaction (excluding any statement setting forth a copy of a resolution of the Board of Directors relating to the issuance of any series of preferred shares executed, acknowledged, and filed in accordance with Section 5 of the Marshall Islands’ Business Corporations Act), that would increase or decrease the aggregate number of authorized Class A, B or C Common Shares, increase or decrease the par value of the Class A, B, or C common shares, or alter or change the powers, preferences or rights of the Class A, B, or C common shares, so as to affect them adversely, shall require the approval of not less than a majority of the votes entitled to be cast by the holders of the Class A, B, or C common shares respectively then outstanding, each voting separately as a class.

PREFERRED SHARES

CMA CGM received 1,000 Series A preferred shares of the Issuer in connection with the Merger. In accordance with its Articles, the Issuer established and issued the Series A preferred shares which have the following terms. The rights of the Series A preferred shares are set out in the Certificate of Designations filed with the Marshall Islands Registrar following the Effective Time.

Ranking. The Series A preferred shares rank senior to the common shares and any class of equity securities issued by the Issuer which do not by their terms expressly provide that they are senior to the Series A preferred shares, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Issuer.

Dividends. Cash dividends on the Series A preferred shares are payable when and as authorized by the Board of Directors of the Issuer, and will be equal to three-month LIBOR plus a spread of 2% per annum of the original issue price of $48,000 per Series A preferred share, payable quarterly on the last day of each fiscal quarter or at such other times as the Board of Directors of the Issuer shall determine.

Liquidation Preference. In the event of a liquidation of the Issuer’s assets, the holders of the Series A preferred shares will be entitled to receive, prior and in preference to any distribution of the proceeds of the liquidation to holders of common shares (or any junior series of preferred shares) by reason of their ownership thereof, an amount per share equal to the sum of the original issue price of $48,000 per share plus accrued but unpaid dividends on such shares.

Redemption. All Series A preferred shares will be mandatorily redeemable by the Issuer on the third anniversary of the date of the Merger or, if earlier, upon a change of control (as defined in the Certificate of Designations), in each case, at a cash redemption price of $48,000 per Series A preferred share plus all accrued and unpaid dividends to the redemption date. The Issuer will also be required to redeem Series A preferred shares from time to time in part upon receipt of cash proceeds from the exercise of any warrants existing or hereinafter issued by Marathon or the Issuer and upon the occurrence of certain significant transactions. The Series A preferred shares are otherwise also redeemable in whole or in part at the option of the Issuer at a cash redemption price of $48,000 per Series A preferred share plus all accrued and unpaid dividends to the redemption date.

Non-Voting. Except as required by law, the holders of Series A preferred shares have no voting rights.

STOCKHOLDERS AGREEMENT

The Issuer entered into the Stockholders Agreement with CMA CGM and Marathon Founders, LLC, pursuant to which such shareholders agree not to transfer any common shares of the Issuer (excluding common shares underlying the sponsor warrants or received with respect to Marathon securities purchased after Marathon’s initial public offering) prior to the first anniversary of the date of the Merger other than to affiliates or to the members of Marathon Founders, LLC, as applicable, who agree to be subject to such transfer restrictions. Notwithstanding the foregoing, CMA CGM is permitted to transfer (i) up to 4,094,600 Class A Common Shares after the date that is 120 days after the date of the Merger, (ii) Class A Common Shares to the extent necessary for CMA CGM to satisfy its obligation to return any prepaid amounts on or after March 31, 2009, pursuant to the Second Amended and Restated Asset Purchase Agreement entered into with the Issuer and (iii) up to 125,000 common shares of the Issuer to CMA CGM’s directors and employees.

In addition, for a period of five years from the date of the Merger, CMA CGM has agreed not to acquire additional common shares or other equity securities of the Issuer; make any tender offer or exchange offer for any common shares or other equity securities of the Issuer; make, or take any action to solicit, initiate or encourage, any offer or proposal for, or any indication of interest in, a merger, other business combination or other extraordinary transaction involving the Issuer or any of its subsidiaries, or the acquisition of any common shares or other equity interest in, or a substantial portion of the assets of, the Issuer or any of its subsidiaries; propose any changes to the size or members of the Board of Directors of the Issuer; solicit, or become a participant in any solicitation of, any proxy from any holder of common shares in connection with any vote on the matters described in the two preceding bullet points above, or agree or announce its intention to vote with any person undertaking a solicitation or grant any proxies with respect to any common shares to any person with respect to such matters, or deposit any common shares in a voting trust or enter into any other arrangement or agreement with respect to the voting thereof; or form, join or in any way participate in a “group” (within the meaning of the Exchange Act) with respect to any common shares of the Issuer.

These standstill restrictions will be temporarily released (i) in the event the Issuer or its shareholders receive an unsolicited third party tender offer or exchange offer to acquire at least a majority of the outstanding common shares or there is a public announcement of a proposal or offer, or commencement of a proxy contest, to effect a change of control of the Issuer, until such time as the Board of Directors of the Issuer notifies CMA CGM that in the good faith determination of the Board of Directors such offer or proposal or proxy contest has concluded or been withdrawn, and (ii) to allow CMA CGM to respond to any vote, offer or other transaction involving a tender offer or exchange offer or a merger, business combination, sale of a substantial portion of assets or other extraordinary transaction that has been approved by the Board of Directors and/or for which the Board of Directors has granted its recommendation. The Issuer agrees to include such standstill exceptions in any shareholder rights plan it may adopt. Pursuant to the Assignments, the Purchased Shares are not governed by the terms of the Stockholders Agreement.

REGISTRATION RIGHTS AGREEMENT

At the Effective Time and in connection with the closing of the Merger, the Issuer entered a registration rights agreement with CMA CGM, Marathon Investors, LLC, Marathon Founders, LLC and the other initial shareholders of Marathon (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agrees to register for resale on a registration statement under the Securities Act of 1933, as amended, and applicable state securities laws, covering the Class A warrants issued to CMA CGM, Marathon Founders, LLC and the other initial stockholders of Marathon common stock (including Michael Gross) as well as the common shares issued to such shareholders pursuant to the Merger or upon exercise of warrants. Pursuant to the Assignments, the Issuer has agreed to include the Purchased Shares as CMA CGM shares to be covered under the Registration Rights Agreement.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Power of Attorney by Jacques R Saadé, dated August 25, 2008.

2	The Form of Stockholders Agreement among the Issuer, CMA CGM and Marathon Founders, LLC. Filed as Exhibit B to Appendix A of the Registration Statement on Form F-4 (Amendment No. 3) filed by the Issuer on June 3, 2008. and incorporated by reference herein.

3	Amended and Restated Articles of Incorporation of the Issuer. Filed on Form 6-K by the Issuer with the Commission on August 14, 2008 and incorporated by reference herein.

4	Form of Certificate of Designation of the Issuer. Filed as Exhibit F to Exhibit 2.1 on Form 8-K by Marathon with the Commission on July 24, 2008 and incorporated by reference herein.

5	Form of Registration Rights Agreement between the Issuer, Marathon Founders, LLC, Marathon Investors, LLC, the insiders listed on the signature page thereto and CMA CGM S.A. Filed as Exhibit A-1 to Exhibit 2.1 on Form 8-K by Marathon with the Commission on August 11, 2008 and incorporated by reference herein.

6	Form of Class A Warrant Agreement between the Issuer, Marathon Founders LLC, CMA CGM, Adam Avon, Irwin D. Simon, and Robert Sheft. Filed as Exhibit E on Form 8-K by Marathon with the Commission on July 24, 2008 and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2008

/s/ Jean-Yves Schapiro, Attorney-in-Fact
Jacques R Saadé

CMA CGM S.A.

By:	/s/ Jean-Yves Schapiro
Name:	Jean-Yves Schapiro
Title:	Executive Vice-President

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Global Ship Lease, Inc. and affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: August 27, 2008

/s/ Jean-Yves Schapiro, Attorney-in-Fact
Jacques R Saadé

CMA CGM S.A.

By:	/s/ Jean-Yves Schapiro
Name:	Jean-Yves Schapiro
Title:	Executive Vice-President

Exhibit 1

POWER OF ATTORNEY

I, the undersigned, Jacques R. Saadé, having my business address at 4, quai d’Arenc – 13002 Marseille, France do hereby appoint Jean-Yves SCHAPIRO, having his business address at 4, quai d’Arenc Marseille, as my true and lawful attorney-in-fact to execute, deliver and file on my behalf the Schedule 13D (and any amendments thereto) with the U.S. Securities and Exchange Commission in connection with CMA CGM S.A.’s ownership of Class A Common Shares of Global Ship Lease, Inc., and the undersigned hereby ratifies and confirms, and agrees to ratify and confirm, whatsoever such attorney shall lawfully do or cause to be done or purport to do by virtue of this power of attorney.

This Power of Attorney is valid until the 30 September 2008 and may be filed with such Schedule 13D.

This Power of Attorney is drafted in English only, which version shall prevail on any translation of this Power of Attorney that would subsequently be prepared for any reason in any language (including French).

This Power of Attorney is governed by and shall be construed in accordance with French law.

Made in two (2) originals, the 25th of August, 2008.

/s/ Jacques R. Saadé
Name: Jacques R. Saadé